UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Neuronetics, Inc.
(Name of Issuer)
Common stock, $0.01 par value
(Title of Class of Securities)
64131A105
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64131A105
(1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Investor Growth Capital Holding, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions)		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares	(5) Sole Voting Power:	1,794,228*
Beneficially Owned	(6) Shared Voting Power:	0*
By Each Reporting	(7) Sole Dispositive Power:	1,794,228*
Person With	(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,794,228*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
N/A
(11) Percent of Class Represented by Amount in Row (9)
9.6%*
(12) Type of Reporting Person (See Instructions)
HC

 * Based on the information provided by Neuronetics, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019, as of December 31, 2019 (the “Reporting Date”), there were 18,632,268 shares of common stock, par value $0.01 per share (the “Common Shares”) of the Issuer issued and outstanding. The number of Common Shares reported above consists of (i) 1,200,728 Common Shares held by IGC Holding LP (“IGC Holding”), and (ii) 593,500 Common Shares held by IGC Fund VI, L.P. (the “IGC Fund”). Investor Growth Capital Holding LLC (“Investor Holding”) is the general partner of IGC Holding and the IGC Fund. Investor Holding is controlled by a Board of Directors consisting of Michael V. Oporto, Noah Walley, and Lennart Johansson. Investor Holding is deemed to possess the voting and dispositive power over the Common Shares held by IGC Holding and the IGC Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as of the Reporting Date, Investor Holding is deemed to beneficially own 9.6% of the Issuer’s Common Shares. The Common Shares reported in this Schedule 13G were previously reported by Investor Growth Capital, LLC (“Investor Growth”), the predecessor in interest to Investor Holding. As a result of an internal realignment of Investor Growth and certain of its affiliates, Investor Growth is no longer deemed the Reporting Person with respect to the Common Shares. Investor Growth’s CIK number is 0001547569. Pursuant to Rule 13d-4 under the Act, Investor Holding disclaims beneficial ownership of any of the Issuer’s securities held by Stephen Campe. Mr. Campe serves on the Issuer’s Board of Directors and is a Senior Advisor to Investor Holding and certain of its affiliates.

Item 1(a). Name Of Issuer: Neuronetics, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
3222 Phoenixville Pike Malvern, PA 19355
Item 2(a). Name of Person Filing:
Investor Growth Capital Holding, LLC
Item 2(b). Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Reporting Person is c/o Patricia Industries, 1177 Avenue of the Americas, 47th Floor, New York, New York 10036
Item 2(c). Citizenship:
The Reporting Person is a Delaware limited liability company.
Item 2(d). Title of Class of Securities:
Common stock, par value $0.01 per share
Item 2(e). CUSIP No.:
64131A105

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.
Item 4. Ownership:
(a) Amount Beneficially Owned:	1,794,228*
(b) Percent of Class:	9.6%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,794,228*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	1,794,228*
(iv) Shared power to dispose or to direct the disposition of:	0*

* Based on the information provided by Neuronetics, Inc. (the “Issuer”) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019, as of December 31, 2019 (the “Reporting Date”), there were 18,632,268 shares of common stock, par value $0.01 per share (the “Common Shares”) of the Issuer issued and outstanding. The number of Common Shares reported above consists of (i) 1,200,728 Common Shares held by IGC Holding LP (“IGC Holding”), and (ii) 593,500 Common Shares held by IGC Fund VI, L.P. (the “IGC Fund”). Investor Growth Capital Holding LLC (“Investor Holding”) is the general partner of IGC Holding and the IGC Fund. Investor Holding is controlled by a Board of Directors consisting of Michael V. Oporto, Noah Walley, and Lennart Johansson. Investor Holding is deemed to possess the voting and dispositive power over the Common Shares held by IGC Holding and the IGC Fund. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the “Act”), as of the Reporting Date, Investor Holding is deemed to beneficially own 9.6% of the Issuer’s Common Shares. The Common Shares reported in this Schedule 13G were previously reported by Investor Growth Capital, LLC (“Investor Growth”), the predecessor in interest to Investor Holding. Because of an internal realignment of Investor Growth and certain of its affiliates, Investor Growth is no longer deemed the Reporting Person with respect to the Common Shares. Investor Growth’s CIK number is 0001547569. Pursuant to Rule 13d-4 under the Act, Investor Holding disclaims beneficial ownership of any of the Issuer’s securities held by Stephen Campe. Mr. Campe serves on the Issuer’s Board of Directors and is a Senior Advisor to Investor Holding and certain of its affiliates.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ].
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

INVESTOR GROWTH CAPITAL HOLDING, LLC

By:	/s/ Michael V. Oporto
Name: Michael V. Oporto
Title: Authorized Signatory

By:	/s/ Noah Walley
Name: Noah Walley
Title: Authorized Signatory

Attention:  Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)